Exhibit 4

AGREEMENT
BETWEEN
Moving Bytes, Inc.
AND
THE KDW GROUP LLC

This Agreement is entered into between Moving Bytes, Inc. (“Company”), a Nevada corporation with a principal place of business at 5858 Horton St., Ste. 101 Emeryville, Ca and The KDW Group LLC. (KDWg), a District of Columbia corporation with its principal place of business at 1200 19th St., NW, Washington, D.C.

Whereas, the Company is interested in acquiring or merging with other entities (“Candidates”) or acquiring customers from other entities, and/or selling assets including customer bases to other entities, and KDWg either has or can gain knowledge of such entities and can otherwise facilitate such acquisition, sale or merger; Company and KDWg agree to the following:

1.     Scope of Engagement. Within 3 days of this Agreement, the Company shall present in writing to KDWg all Candidates (“Known Candidates”) if any with whom the Company has already made contact for a potential transaction. KDWg shall not approach such Known Candidates and shall not receive compensation if the Company enters a transaction with such entities.

KDWg agrees to act as agent to the Company for purposes of making contact with other Candidates (“New Candidates”) for the purpose of establishing a purchase, sale or merger offer on terms acceptable to Company. Specifically, KDWg represents that it shall attempt to develop leads for the Company; including researching, contacting, following up and building a rapport with New Candidates. KDWg shall present all New Candidates to the Company in writing and shall receive compensation pursuant to Section 2 upon completion of a transaction with a New Candidate.

Neither this agreement nor the engagement of KDWg hereunder is to be construed as a commitment, express or implied, on the part of KDWg to extend credit, to underwrite, or to place or purchase any securities or otherwise to provide any financing to the Company..

2.     Transaction and Compensation to KDWg. If during the term of this Agreement or within eighteen months after the end of such term, the Company and a New Candidate enter into any financial transaction including but not limited to any merger, sale, acquisition or financing transactions between such parties, the Company shall pay KDWg a fee at the time the transaction closes. The fee shall be as follows: $50,000 plus 2% of the first $20 million of the Gross

Transaction Price regardless of the form of payment and 1% of the amount above $20 million of Gross Transaction Price. If the Gross Transaction Price is less than $1 million, a flat fee of 5% will apply, payable at the time the transaction closes.

3.     Expenses. The Company agrees to reimburse KDWg for all reasonable travel, lodging, meals and other out-of-pocket costs incurred by KDWg as a result of carrying out its obligations pursuant to this Agreement. The Company shall not reimburse KDWg for expenses over $500.00 unless KDWg first obtains the approval of the Company. All such expenses are exclusively limited to those incurred by KDWg during the term of this Agreement and in performance of the obligation as set out herein.

4.     Information. The Company shall provide such information (including financial data) that KDWg may reasonably request in connection with its provision of the services set forth hereunder. It is understood that KDWg and the Company shall mutually identify the information required to provide the services, and when such information should be delivered. The Company acknowledges that KDWg may rely upon, without independent verification, the information provided by the Company to KDWg and that KDWg does not assume any responsibility the accuracy thereof. KDWg agrees to use such information for the purpose agreed upon, and to treat as confidential all information, which the Company so identifies.

5.     Confidentiality. The Company and KDWg have entered into a separate non-disclosure agreement which shall be incorporated into this Agreement.

6.     Term. The term of this Agreement shall be 1 year, beginning on the date of this Agreement. Either party may terminate this Agreement by written notice to the other delivered at least thirty days before the proposed date of termination. Termination of this agreement will not termite the obligation of the Company to pay the consulting fee, as stated in section 2, to KDWg or the obligation of KDWg to treat as confidential information so identified by the Company.

7.     Other Clients. Both the Company and KDWg shall be permitted, during and after the term of this agreement, to represent interests other than those of the Company or KDWg as the case may be, or to otherwise deal with other persons or parties in connection with projects that are in direct competition with the Company or that may relate to matters similar to the financing of the Company or other services to be provided by KDWg hereunder; it being understood that the engagement of KDWg hereunder is on a non-exclusive basis.

8.     Independent Contractor. The Company and KDWg acknowledge that KDWg has been retained solely to provide the services set forth in this Agreement. In rendering its services, KDWg shall act and be treated for all purposes as an independent contractor. Except with the Company’s express prior written approval, KDWg has no authority to and will not make any representation or incur any liability or enter into any contract or other arrangement involving the Company in financial or legal or other commitments.

9.     Miscellaneous.

(a) This Agreement, constitutes the entire agreement between the parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect thereof.

(b) This Agreement may not be amended or modified except by a writing executed by each of the parties hereto.

(c) Section headings herein are for convenience only and are not a part of this Agreement.

(d) This Agreement is solely for the benefit of the Company and KDWg and no other person shall acquire or have any rights under or by virtue of this Agreement.

(e) As used in this Agreement, “the Company” shall mean the Company and/or any of its subsidiaries or affiliates and the term “Gross Transaction Price” shall mean the total dollar price, whether in cash, stock, property, cancellation of debt or a combination thereof, of any transaction.

(f) This Agreement shall be governed by and construed in accordance with the laws of the District of Columbia, without giving effect to the conflicts of laws principles thereof.

Executed under seal this day of May 28, 2003:

Moving Bytes, Inc. By: /s/ Mark Smith Name: Mark Smith Title: Chief Executive Officer	The KDW Group, LLC. By: /s/ Thomas Cohen Name: Thomas Cohen Name: Principal